

August 29, 2011

Via Facsimile

Mr. Memy Ish-Shalom
Chief Executive Officer
ViryaNet Ltd.
8 HaMarpe Street, Har Hotzvim
P.O. Box 45041
Jerusalem 91450 Israel

> **Re: ViryaNet Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed July 15, 2011**
> **File No. 000-31513**

Dear Mr. Ish-Shalom:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2010

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 63

1.   Please tell us how you considered providing one of the three disclosure alternatives for your exchange rate risks and your interest rate risks. Refer to Item 11 of Form 20-F.

Consolidated Financial Statements

Independent Audit Report, page 3

2.   We note the audit report of Nexia ASR refers to the financial statements of ViryaNet Pty Ltd (Australia) for the year ended December 31, 2010. We further note the audit report of Arik Eshel, CPA & Associates, PC states that the financial statements of ViryaNet Pty Ltd (Australia) for the three years ended December 31, 2010 were audited by other auditors. Indicate why Nexia ASR issued their audit report for only one year of audited financial statements rather than three years. Refer to Rule 2-02 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief